UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 11-K

☒ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2010

OR
☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission file number 033-36383

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010. Supplemental Schedule as of December 31, 2010, and Report of Independent Registered Public Accounting Firm

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PICO HOLDINGS, INC.
7979 Ivanhoe Avenue, Suite 300
La Jolla, California  92037

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants in the
PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust
San Diego, CA

We have audited the accompanying statements of net assets available for benefits of PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

San Diego, CA
June 30, 2011

PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Cash and cash equivalents	$1,205	$491
Participant Directed Investments - at fair value:
Mutual funds	7,754,031	6,757,819
Common stock - PICO Holdings, Inc.	2,332,466	2,278,073
Common collective trust fund	1,483,780	1,564,314
Total investments	11,570,277	10,600,206

Receivables — employer’s profit-sharing contributions	411,902	422,582

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	11,983,384	11,023,279

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(29,565)	(7,606)
NET ASSETS AVAILABLE FOR BENEFITS	$11,953,819	$11,015,673

See notes to financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

2010

ADDITIONS:
Contributions:
Participant contributions	$470,009
Rollover contributions	73,994
Employer contributions	653,524
Total contributions	1,197,527

Investment income:
Net appreciation in fair value of investments	658,689
Interest and dividends	174,532

Net investment income	833,221

DEDUCTIONS — Benefits paid to participants	1,092,602

INCREASE IN NET ASSETS	938,146

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	11,015,673
End of year	$11,953,819

See notes to financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1. DESCRIPTION OF PLAN

The following description of the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General - The Plan is a defined contribution 401(k) profit-sharing plan covering eligible employees as defined in the Plan Agreement of PICO Holdings, Inc. (the “Company” and “Plan Sponsor”). The Plan was adopted to provide retirement benefits to employees of the Plan Sponsor. The trustee of the Plan is Columbia Retirement Advisors (“Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and has been designed to be qualified for tax-exempt status by the Internal Revenue Service ("IRS").
Contributions - Each year, participants may contribute up to the maximum allowed by law of pretax annual compensation, as defined in the Plan, currently $16,500. The Plan Sponsor matches up to 5% of the elective deferral of base compensation that a participant contributes to the Plan. The Plan Sponsor's matching contribution does not begin until the first day of the quarter after an employee completes one year of service. Additional amounts which represent profit sharing, as defined in the Plan, may be contributed at the option of the Plan Sponsor's board of directors.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, employer matching contributions and allocations of (a) the Plan Sponsor's discretionary profit-sharing contributions and (b) Plan earnings, and debited for withdrawals as applicable. Forfeited balances of terminated participants' nonvested accounts are used to first reinstate previously forfeited account balances of reemployed participants, and any remainder will be used to reduce the Plan Sponsor's discretionary profit-sharing contribution for the current or subsequent Plan year in which the forfeiture occurs.
Investments - Upon enrollment in the Plan, a participant may direct 100% of elective deferrals, employer matching contributions, and discretionary profit-sharing amounts. A participant chooses from a number of different mutual fund options, including common collective trust funds. In addition, participants are able to invest in the stock of the Plan Sponsor.
Vesting - Participants are immediately vested in their contributions, the employer matching contributions, plus earnings thereon. Participants become partially vested in the discretionary profit sharing employer contributions after two years of service and fully vested after six years of service.

Vesting in the Plan Sponsor's discretionary profit-sharing contribution portion of their accounts plus actual earnings thereon is based on years of service in accordance with the following schedule:

Years of Service	Percentage

Less than 2	—
2	20
3	40
4	60
5	80
6 or more	100
Participant Loans - Loans to participants are not permitted under the Plan.
Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump‑sum amount equal to the value of the participant's vested interest in his or her account or annual installments. If the value of the participant's account is $1,000 or less, the Trustee shall distribute the entire vested account to the participant. No such amounts were payable at December 31, 2010 and 2009.
Forfeited Accounts - At December 31, 2010 and 2009, forfeited nonvested accounts totaled $26,561 and $4,455, respectively. These accounts are used to reduce employer contributions. For the year ended December 31, 2010 and 2009, forfeited accounts of $4,455 and $12,550, respectively were used to reduce employer contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting -The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and the changes in net assets during the reporting period and disclosure of contingent assets at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition- The plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds and Plan Sponsor common stock fund are valued at quoted market prices. Common collective trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.
The Union Bond and Trust Company Stable Value Fund ("Stable Value Fund") may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment income for such investments.
Administrative Expenses - The Plan's expenses are paid by the Plan Sponsor.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. At December 31, 2010 and 2009 there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.
Recently Issued Accounting Standards - In January 2010, the Financial Accounting Standards Board issued an Accounting Standards Update for improving disclosures about fair value measurements. This update required companies to disclose, and provide the reasons for, all transfers of assets and liabilities between the Level 1 and 2 fair value categories. It also clarified that companies should provide fair value measurement disclosures for classes of assets and liabilities which are subsets of line items within the Statements of Net Assets Available for Benefits, if necessary. In addition, the update clarified that companies are required to provide disclosures about the fair value techniques and inputs for assets and liabilities classified within Level 2 or 3 categories. The disclosure requirements prescribed by this update are effective for fiscal years beginning after December 31, 2009 or the year ending December 31, 2010 for the Plan. This update also requires companies to reconcile changes in Level 3 assets and liabilities by separately providing information about Level 3 purchases, sales, issuances and settlements on a gross basis effective for fiscal years beginning after December 15, 2010 or the year ending December 31, 2011 for the Plan. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan's financial statements.

3. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs for the asset or liability. These inputs reflect our own assumption about the assumptions a market participant would use in pricing the asset or liability. The Plan does not currently hold any Level 3 Assets.
The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2010 and 2009.

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
December 31, 2010	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Domestic stock funds	$3,920,667			$3,920,667
Balanced funds	40,667			40,667
International stock fund	1,491,222			1,491,222
Fixed income funds	2,274,799			2,274,799
Money market funds	26,676			26,676
Total mutual funds	7,754,031			7,754,031
Common stock: (1)	2,332,466			2,332,466
Total common stocks	2,332,466			2,332,466
Stable value fund		$1,483,780		1,483,780
Total	$10,086,497	$1,483,780		$11,570,277

(1) Represents a party-in-interest to the Plan.

For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1 and 2.

The table below shows the level and measurement of our assets measured at fair value at December 31, 2009:

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
December 31, 2009	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Domestic stock funds	$3,359,000			$3,359,000
Balanced funds	49,225			49,225
International stock fund	1,299,413			1,299,413
Fixed income funds	2,045,676			2,045,676
Money market funds	4,505			4,505
Total mutual funds	6,757,819			6,757,819
Common stock: (1)	2,278,073			2,278,073
Total common stocks	2,278,073			2,278,073
Stable value fund		$1,564,314		1,564,314
Total	$9,035,892	$1,564,314		$10,600,206

(1) Represents a party-in-interest to the Plan.

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated September 17, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since the latest determination letter. However, the Plan Sponsor believes the Plan, as currently designed, is in compliance and is being operated within the applicable requirements of the IRC.
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not to be sustained upon examination by the IRS. The tax positions taken by the Plan have been analyzed and, as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability, asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2007.

5. INVESTMENTS

The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 2010 and 2009 consisted of the following:

	2010	2009

PICO Holdings, Inc., common stock (1)	$2,332,466	$2,278,073
Common Collective Trusts — Stable Value Fund at contract value	$1,454,215	$1,556,708
Mutual funds:
Royce Premier Fund	$1,203,456	$965,381
Columbia Intermediate Bond Z	$1,261,393	$1,275,650
Europacific Growth Fund	$700,166	$633,456
Growth Fund of America	$611,164	$649,735
Dreyfus Emerging Markets	$671,822	$618,070

(1) Represents a party-in-interest to the Plan.

During the year ended December 31, 2010, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated or depreciated as follows:

2010

Net appreciation (depreciation) in fair value of investments whose fair value was determined by quoted market price:
Common stock	$(75,863)
Mutual funds	734,552

Net appreciation in fair value of investments	$658,689

6. RELATED-PARTY TRANSACTIONS

Plan investments include common stock of PICO Holdings, Inc. PICO Holdings, Inc. is the Plan Sponsor, Mid Atlantic Trust Company is the Plan custodian, and Columbus Retirement Administrators is the record keeper. The Plan Sponsor pays all administrative expenses of the Plan. These totaled approximately $3,325 and $32,000 in 2010 and 2009, respectively.

7. STABLE VALUE FUND

The stable value fund (the “Fund”) is a collective investment trust under the trusteeship of Union Bond & Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Funds net asset value, currently of $23.62 based upon the closing value per unit of the Fund, which is determined daily following the close of regular trading on the New York Stock Exchange. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Redemption Restrictions of the Fund -The Fund has redemption restrictions for participant-directed transfers to competing investment options, permitted participant withdrawals and transfers, and plan sponsor-directed withdrawals or liquidations.

•	Participant-directed transfers to competing investments must be held in a non-competing investment option for a minimum of 90 days before a transfer to a competing option may occur.
•
Permitted participant withdrawals and transfers are typically processed daily, the Fund Trustee may, at its discretion in the best interest of the fund, delay such withdrawals for no more than 30 days.

•	Plan Sponsor-directed withdrawals or liquidation require a twelve month advance written notice is required for any other withdrawal of assets invested in the Fund.

8. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2010 and 2009, the Plan held 73,348 and 69,601 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $1,529,246 and $1,398,971, respectively. During the year ended December 31, 2010, the Plan recorded no dividend income from such shares.

9. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULE

PICO HOLDINGS, INC EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

	Mutual Funds	Description	Cost	Current Value
	Invesco	Energy Mutual Fund Class Institutional	**	$187,638
	Invesco	Global Health Care Mutual Fund Class Investor	**	160,664
	American Funds	Balanced Mutual Fund Class R-5	**	40,667
	Montag	Growth	**	135,795
	BlackRock	Equity Dividend Fund	**	570,793
	Baron	Growth Fund; Retail	**	186,064
	Cohen & Steers	Realty Shares	**	191,140
	Columbia	Intermediate Bond Fund; Z	**	1,261,393
	Dreyfus	Emerging Mutual Fund Class A	**	671,822
	American Funds	EuroPacific Growth Fund; R-5	**	700,166
	Franklin	Gold & Precious Metals Fund; A	**	257,351
	GAMCO	Growth Fund; I	**	111,404
	American Funds	Growth Fund of America; R-5	**	611,164
	ING Funds	GNMA Income Fund; I	**	36,087
	American Funds	Intmdt Bond Fund of America; A	**	136,049
	Western Asset	Money Market Fund Class A (Forfeiture account)	**	26,561
	Neuberger Berman	Focus Fund; Investor	**	71,254
	Oppenheimer	Commodity Strategy Total Return Mutual Fund Class Y	**	28,077
	Oakmark	International Fund	**	64,584
	Royce	Premier Fund; Investment	**	1,203,456
	T. Rowe Price Trust Company	International Bond Fund	**	414,720
	Templeton	Frontier Markets Fund	**	54,650
	Templeton	Global Bond Fund	**	94,310
	Vanguard	Inflation-Protected Securities Fund; Inv	**	241,948
	Vanguard	Long Term Treasury	**	90,292
	Vanguard	500 Index Fund; Investor	**	205,867
	Invesco	STIT Liquid Assets Reserve	**	115
				7,754,031
	Common Collective Trust Funds
	Union Bond & Trust Company	Stable Value Fund, at fair value	**	1,483,780

	PICO Holdings, Inc. Common Stock
*	PICO Holdings, Inc.	73,348 shares of PICO Holdings, Inc common stock	**	2,332,466

	Adjustment from fair value to contract value for stable value fund			(29,565)

	Total Assets			$11,540,712
*	Represents a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PICO HOLDINGS, INC. EMPLOYEES
401(k) RETIREMENT PLAN AND TRUST

Date:	June 30, 2011	By:	/s/	John T. Perri
John T. Perri
Chief Accounting Officer
(Authorized Signatory)